SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                   461909 20 2
                                 (CUSIP Number)

                              CRAIGH LEONARD, ESQ.
                                BINGHAM DANA LLP

                                 399 PARK AVENUE
                               NEW YORK, NY 10022

                                 (212) 318-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


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                                  SCHEDULE 13D


CUSIP NO.                                                  461909 20 2

(1)      Name of reporting persons....................     CAP II Trust by The Bank of Nova Scotia Trust Company
                                                           Channel Islands Limited, as Trustee

         S.S. or I.R.S. identification Nos. of above persons

(2)      Check the appropriate box if a member of a        (a)   [_]
         group (see instructions).....................


                                                           (b)   [x]

(3)      SEC use only.................................

(4)      Source of funds (see instructions)...........     00

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e)......     [_]



(6)      Citizenship or place of organization.........     JERSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power............................     1,000,000

(8)      Shared voting power..........................     0

(9)      Sole dispositive power.......................     1,000,000

(10)     Shared dispositive power.....................     0

(11)     Aggregate amount beneficially owned by each
         reporting person.............................     1,000,000

(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)...     [_]



(13)     Percent of class represented by amount in Row
         (11)                                              2.84%

(14)     Type of reporting person (see instructions)..     00 (Trust)


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


CUSIP NO.                                                  461909 20 2

(1)      Name of reporting persons....................     ACP II Trust by The Bank of Nova Scotia Trust Company
                                                           Channel Islands Limited as Trustee

         S.S. or I.R.S. identification Nos. of above persons

(2)      Check the appropriate box if a member of a
         group (see instructions).....................     (a)  [_]



                                                           (b)  [x]

(3)      SEC use only.................................

(4)      Source of funds (see instructions)...........     00

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e)......     [_]



(6)      Citizenship or place of organization.........     JERSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power............................     1,000,000

(8)      Shared voting power..........................     0

(9)      Sole dispositive power.......................     1,000,000

(10)     Shared dispositive power.....................     0

(11)     Aggregate amount beneficially owned by each
         reporting person.............................     1,000,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)...



(13)     Percent of class represented by amount in Row
         (11)                                              2.84%

(14)     Type of reporting person (see instructions)..     00 (Trust)


         Neither the filing of this of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is acting with any other Reporting Person or with LCO Investments Limited ("LCO Investments") or any affiliate of LCO Investments as a member of a "group" with respect to the securities of the Company for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, or for any other purpose, and the existence of any such "group" is expressly disclaimed hereby.

Item 1. Security and Issuer

         This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Britesmile, Inc., formerly known as Ion Laser Technology, Inc. (the "Company"), which, to the best knowledge of CAP II Trust ("CAP II") and ACP II Trust ("ACP II"), the persons filing this Statement (the "Reporting Persons"), is a corporation organized under the laws of Utah with its principal executive offices at 490 North Wiget Lane, Walnut Creek, California 94598.

Item 2. Identity and Background

CAP II Trust

(a)      CAP II Trust

(b) The business address of CAP II is c/o its sole trustee, The Bank of Nova Scotia Trust Company Channel Islands Limited ("BNS") at PO Box 60, Kensington Chambers, Kensington Place, St. Helier, Jersey, Channel Islands JE49PE.

(c) The principal business of CAP II is to serve as a private trust to hold and invest funds for the benefit of certain individuals.

(d) CAP II has not, during the last five years, been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e) CAP II, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

(f)      CAP II is a trust organized under the laws of Jersey, Channel Islands

ACP II Trust

(a)      ACP II Trust

(b) The business address of ACP II is c/o its sole trustee, BNS, at PO Box 60, Kensington Chambers, Kensington Place, St. Helier, Jersey, Channel Islands JE49PE.

(c) The principal business of ACP II is to serve as a private trust to hold and invest funds for the benefit of certain individuals.

(d) ACP II has not, during the last five years, been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e) ACP II, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

(f)      ACP II is a trust organized under the laws of Jersey, Channel Islands

BNS

(a)      The sole trustee of each of the Reporting Persons is BNS.

(b) The business address of BNS is PO Box 60, Kensington Chambers, Kensington Place, St. Helier, Jersey, Channel Islands JE49PE.

(c) BNS's principal occupation with respect to the Reporting Persons is to act as the sole trustee of the Reporting Persons.

(d) In its capacity as trustee of the Reporting Persons, BNS has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) In its capacity as trustee of the Reporting Persons, BNS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

(f) BNS is a trust company organized under the laws of Jersey, Channel Islands.

The inclusion of BNS should not be construed as an admission that BNS is, for purposes of Section 13(d) of the Securities Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 3. Source and Amount of Funds or Other Consideration

         The securities described in Item 5 were given to both Reporting Persons as gifts on July 11, 2001 by LCO Investments.

Item 4. Purpose of Transaction

         Both transactions were gifts.

Item 5. Interest in Securities of the Issuer

(a) As of the date here of, the Reporting Persons each directly hold and beneficially own 1,000,000 share of Common Stock, which collectively constitutes 5.67% of the 35,234,472 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof.

(b) In its capacity as trustee, BNS has the sole voting and dispositive power of all of the shares of Common Stock held by the Reporting Persons.

(c)      None.

(d) No person other than both of the Reporting Persons and BSN, as the sole trustee of each of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock described in this
         Item 5.

(e)      Not applicable.

Item 6. Contract, Arrangements, understandings or Relationships with Respect to Securities of the Issuer

         Except for the  information  set forth in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 above or between such persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

         None.



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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 20, 2001

                                        CAP II TRUST

                                        By:    The Bank of Nova Scotia Trust
                                               Company Channel Islands Limited,
                                               as sole trustee


                                        By:    /s/K. C. Brierley
                                               Name: K.C. Brierley
                                               Title:   Director

                                        By:    /s/P J. Embery
                                               Name: P.J. Embery
                                               Title:   Alternate Director

                                        ACP II TRUST

                                        By:    The Bank of Nova Scotia Trust
                                               Company Channel Islands Limited,
                                               as sole trustee


                                        By:    /s/K.C. Brierley
                                               Name:  K.C. Frierley
                                               Title:    Director

                                        By:    /s/P.J. Embery
                                               Name:  P.J. Embery
                                               Title:    Alternate Director